UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 1st, 2024

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Brazil: Start of Production from the Second Development Phase of the Mero field (January 1, 2024).

Exhibit 99.2	Disclosure of Transactions in Own Shares (January 2, 2024).

Exhibit 99.3	Service Stations in Europe: TotalEnergies Closes its Deals with Alimentation Couche-Tard for €3.4 billion (January 3, 2024).

Exhibit 99.4	Projects in Uganda & Tanzania: TotalEnergies Entrusts Lionel Zinsou with a Mission to Assess the Land Acquisition Program (January 4, 2024).

Exhibit 99.5	Brazil: Launch of an Innovative Subsea Technology to Separate and Reinject CO2-rich Gas into the Mero field (January 8, 2024).

Exhibit 99.6	Disclosure of Transactions in Own Shares (January 8, 2024).

Exhibit 99.7	Namibia: TotalEnergies increases its interests in offshore blocks 2913B and 2912 (January 10, 2024).

Exhibit 99.8	Disclosure of Transactions in Own Shares (January 15, 2024).

Exhibit 99.9	Disclosure of Transactions in Own Shares (January 22, 2024).

Exhibit 99.10	Renewables: TotalEnergies and European Energy Expand their Collaboration to Offshore Wind (January 23, 2024).

Exhibit 99.11	Germany: TotalEnergies Acquires Kyon Energy, a Leading German Battery Storage Developer (January 23, 2024).

Exhibit 99.12	United States: TotalEnergies Awarded a 20-year Contract to Supply 1.3 GW+ of Renewable Electricity to New Jersey (January 25, 2024).

Exhibit 99.13	TotalEnergies publishes its latest Human Rights Briefing Paper (January 29, 2024).

Exhibit 99.14	Disclosure of Transactions in Own Shares (January 29, 2024).

Exhibit 99.15	Spain: TotalEnergies acquires 200 fast and ultra-fast charging sites from Wenea Branded Network (January 30, 2024).

Exhibit 99.16	TotalEnergies Signs an Agreement for the Acquisition of OMV's Upstream Gas Assets in Malaysia (January 31, 2024).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: February 1st, 2024	By:	/s/ GWENOLA JAN
		Name:	Gwenola Jan
		Title:	Company Treasurer